SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)1

TRANSCEPT PHARMACEUTICALS, INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 89354M106

(CUSIP Number)

Neil H. Koffler c/o SC Fundamental LLC

747 Third Avenue, 27th Floor

New York, New York 10017

With a copy to:

Brian A. Haskel, Esq.

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

(212) 508-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) December 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106	13D/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SC Fundamental Value Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A GROUP*		(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

WC/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,123,381
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,123,381
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0%
14.	TYPE OF REPORTING PERSON*
PN

CUSIP No. 89354M106	13D/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SC Fundamental LLC

2.	CHECK THE APPROPRIATE BOX IF A GROUP*		(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,123,381
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,123,381
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0%
14.	TYPE OF REPORTING PERSON*
OO

CUSIP No. 89354M106	13D/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Peter M. Collery

2.	CHECK THE APPROPRIATE BOX IF A GROUP*		(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,265,365
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,265,365
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,265,365
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%
14.	TYPE OF REPORTING PERSON*
IN

CUSIP No. 89354M106	13D/A	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Neil H. Koffler

2.	CHECK THE APPROPRIATE BOX IF A GROUP*		(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,123,381
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,123,381
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0%
14.	TYPE OF REPORTING PERSON*
IN

CUSIP No. 89354M106	13D/A	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

John T. Bird

2.	CHECK THE APPROPRIATE BOX IF A GROUP*		(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,123,381
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,123,381
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0%
14.	TYPE OF REPORTING PERSON*
IN

CUSIP No. 89354M106	13D/A	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

David A. Hurwitz

2.	CHECK THE APPROPRIATE BOX IF A GROUP*		(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,750
	8.	SHARED VOTING POWER 1,123,381
	9.	SOLE DISPOSITIVE POWER 1,750
	10.	SHARED DISPOSITIVE POWER 1,123,381
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0%
14.	TYPE OF REPORTING PERSON*
IN

CUSIP No. 89354M106	13D/A	Page 8 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SC Fundamental LLC Employee Savings and Profit Sharing Plan

2.	CHECK THE APPROPRIATE BOX IF A GROUP*		(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

WC/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 141,984
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 141,984
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,984
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.8%
14.	TYPE OF REPORTING PERSON*
EP

CUSIP No. 89354M106	13D/A	Page 9 of 11 Pages

This Amendment No. 3 amends Amendment No. 2 to Schedule 13D filed on October 4, 2013 (the “Second Amended Schedule 13D), which amended Amendment No. 1 to Schedule 13D filed on August 28, 2013 (the “First Amended Schedule 13D”), which amended the Schedule 13D filed on August 14, 2013 (the “Initial Schedule 13D”), by and on behalf of the following persons:

(i)	SC Fundamental Value Fund, L.P. (the “Fund”)
(ii)	SC Fundamental LLC (“SCFLLC”)
(iii)	Peter M. Collery (“Collery”)
(iv)	Neil H. Koffler (“Koffler”)
(v)	John T. Bird (“Bird”)
(vi)	David A. Hurwitz (“Hurwitz”) and
(vii)	SC Fundamental LLC Employee Savings and Profit Sharing Plan (the “Plan” and together with the Fund, SCFLLC, Collery, Koffler, Bird and Hurwitz, the “Reporting Persons”).

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D. As used here, the “Company” shall mean Transcept Pharmaceuticals, Inc. (TPST).

ITEM 4.   Purpose of Transaction

On December 10, 2013, Messrs Collery and Hurwitz sent a letter via email to Mr. Glenn A. Oclassen, Chief Executive Officer, President and Director of the Company (the “Letter”) to express the Reporting Persons’ disappointment with the Company’s potential plan to distribute to shareholders a portion of its cash, with the balance being invested in the drug development program of an unspecified non-public company. The Letter stated among other things that:

The special meeting of Transcept shareholders to be held on December 19th arises from a dispute about whether Transcept should (i) continue to operate in some fashion or (ii) be sold or liquidated. Presumably, we have made clear that we favor the second alternative and believe that continued operation of the company simply erodes its value.

We were thus encouraged upon reading your press release of December 4th which seemed to promise that the company would, by the end of March, either sell itself or commence liquidation. . . .

Imagine, then, our dismay upon hearing from you yesterday that Transcept is considering the distribution to shareholders of a portion of its cash, with the balance being invested in the drug development program of an unspecified non-public company.

It is difficult to understand how this split-the-baby alternative would be acceptable to any of your shareholders. Shareholders favoring a windup of Transcept obviously favor such a course for all their shares. Shareholders favoring continuing operations, if any, would presumably wish the company to have the maximum flexibility in the future and the maximum cash hoard with which to cover ongoing expenses while waiting for the success of whatever new ventures the company pursues.

CUSIP No. 89354M106	13D/A	Page 10 of 11 Pages

Similarly, it is difficult to understand how Transcept’s directors could endorse this approach. Surely, one or another of the two courses under consideration is the best, and the directors’ job is to identify and pursue that course. Indeed, the only rationale we can find for this proposal is that it represents a compromise between management’s desire to roll the dice one more time and shareholders’ desire to maximize the value of their investments.

Such a compromise would, in simple terms, represent an abdication by the directors of their fiduciary duties, and a misappropriation of shareholder funds.…

Except as indicated above, the information set forth in Item 4 of the Initial Schedule 13D remains unchanged.

CUSIP No. 89354M106	13D/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2013

SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

	By:	/s/ Peter M. Collery
Name: Peter M. Collery
Title: Member
(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.
(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.
(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.